[Hologic Letterhead]

September 10, 2007

BY FACSIMILE AND EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Geoffrey Kruczek

Re:	Hologic, Inc.

Registration Statement on Form S-4, as amended (SEC File Number 333-144238)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Act”), Hologic, Inc. (the “Company”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-144238) to 4:00 pm on Wednesday, September 12, 2007, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Company acknowledges the following:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

•

The Company represents that it will not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Philip J. Flink of Brown Rudnick Berlack Israels LLP at (617) 856-8555 if you have any questions concerning the above. In addition, please notify Mr. Flink when this request for acceleration has been granted.

Very truly yours,

HOLOGIC, INC.

By: /s/ Glenn P. Muir

        Name: Glenn P. Muir

        Title: Executive Vice President Finance and

        Administration and Treasurer